Exhibit 99.1

858 Beatty Street Suite 501 Vancouver, B.C. Canada V6B 1C1 Phone: (604) 895-2700 www.westfraser.com

NEWS RELEASE

WEST FRASER TIMBER CO. LTD.

Tuesday, March 2, 2021

Norbord Inc., a Wholly-Owned Subsidiary of West Fraser, Commences Change of Control Offer for its 6.25% Senior Notes Due 2023 and 5.75% Senior Notes Due 2027

Vancouver, B.C. — West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that Norbord Inc. (“Norbord”) has commenced a change of control offer (the “Offer”) to repurchase its US$315 million senior notes due 2023, bearing interest at 6.25% (the “2023 Notes”) and its US$350 million senior notes due 2027, bearing interest at 5.75% (the “2027 Notes” and together with the 2023 Notes, the “Notes”). The Notes were issued by Norbord pursuant to the indentures dated April 16, 2015 (the “2023 Note Indenture”) and June 24, 2019, respectively (the “2027 Note Indenture” and together with the 2023 Note Indenture, the “Indentures”). Norbord was acquired by West Fraser on February 1, 2021 (the “Norbord Acquisition”). The Notes remain obligations of Norbord, which is a wholly-owned subsidiary of West Fraser, and have not been assumed nor guaranteed by West Fraser.

The Offer is being made pursuant to Norbord’s obligations under Section 4.10 of each of the Indentures, which requires that Norbord make an offer to purchase the Notes following a “Change of Control” (as defined in the Indentures). A “Change of Control” occurred on February 1, 2021 as a result of the completion of the Norbord Acquisition.

As required by the Indentures and the Notes, the purchase price with respect to the Notes in the Offer is equal to 101% of the principal amount of the Notes, plus accrued interest payable with respect to the Notes to, but not including, the payment date, which is expected to be April 2, 2021.

Norbord will accept for purchase all Notes validly tendered at or before the expiration date of the Offer, which is 5 p.m. EST, on April 1, 2021 unless extended or varied. The Offer is being made upon the terms and conditions set forth in Norbord’s notice of change of control and offer to purchase dated March 2, 2021 and the form of option of holder to elect purchase (collectively, the “Offer Documents”). The Offer Documents will be transmitted to holders of the Notes through the facilities of the Depository Trust Company.

The tender agent for the Offer is Computershare Trust Company, N.A. at 150 Royall Street, Canton, MA, U.S.A. 02021. Holders with questions regarding the terms of the Offer or who would like additional copies of the Offer Documents may contact Robert B. Winslow, Director, Investor Relations & Corporate Development at Norbord by email at shareholder@westfraser.com.

This news release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell the Notes. The Offer is being made only pursuant to the Offer Documents. Holders and investors should read carefully the Offer Documents because they contain important information, including the various terms of the Offer. None of West Fraser, Norbord, the tender agent or their respective affiliates is making any recommendation as to whether or not holders should tender all or any portion of their Notes in the Offer.

The Company

West Fraser is a diversified wood products company producing lumber, OSB, LVL, MDF, plywood, pulp, newsprint, wood chips, other residuals, and energy with facilities across Canada, in the United States and in Europe.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including with respect to the expiration time of the Offer and the acceptance for purchase by Norbord of the Notes validly tendered under the Offer. The reader is cautioned that forward-looking statements are based on certain assumptions, and are subject to known and unknown risks and uncertainties (both general and specific) that contribute to the possibility that the future events or circumstances contemplated by the forward-looking information will not occur. In particular, the expiration time may be extended or earlier terminated by Norbord in accordance with the Offer Documents and the acceptance for purchase by Norbord of the Notes validly tendered pursuant to the Offer is subject to all terms of the Offer being satisfied or waived. Readers should also refer to the risk factors set forth in the Company’s annual information form dated February 11, 2021 available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders.

For More Information

West Fraser Investors:

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

West Fraser Media:

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com